Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

Canadian Satellite Radio Holdings Inc. (the “Company”)
590 King Street West, Suite 300
Toronto, Ontario M5V 1M3

Item 2                                Date of Material Change

September 15, 2009

Item 3                                News Release

The press release reporting the material change was issued by the Company on September 15, 2009 and concurrently filed on SEDAR. A copy of such news release is attached hereto as Appendix “A”.

Item 4                                Summary of Material Change

The Company announced that it has reached an agreement on its copyright royalty payments, including payment of all arrears owing under the retroactive tariff and on-going monthly payments under the existing tariff.

The settlement with the Society of Composers, Authors and Music Publishers of Canada  (SOCAN), the Neighbouring Rights Collective of Canada (NRCC) and CSI, a joint venture of the Canadian Musical Reproduction Rights Agency Ltd. (CMRRA) and Montreal-based Society for Reproduction Rights of Authors, Composers and Publishers in Canada (SODRAC) resolves the existing litigation between the parties.

Item 5                                Full Description of Material Change

The Company announced that it has reached an agreement on its copyright royalty payments, including payment of all arrears owing under the retroactive tariff and on-going monthly payments under the existing tariff.

The Company will make payments between now and September 15, 2010 to cover its outstanding $5.3 million obligation. Interest will continue to accrue on the outstanding arrears at the rates specified in the tariff. Any failure to meet the schedule of payments would result in a penalty of three times any outstanding balance.

The settlement with SOCAN, NRCC and CSI, a joint venture of the Canadian Musical Reproduction Rights Agency Ltd. (CMRRA) and Montreal-based Society for Reproduction Rights of Authors, Composers and Publishers in Canada (SODRAC) resolves the existing litigation between the parties.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

None.

Item 8                                Executive Officer

For further information regarding the matters described in this report, please contact: Michael Washinushi, Chief Financial Officer, at (416) 408-6040.

Item 9                                Date of Report

September 15, 2009

APPENDIX “A’

PRESS RELEASE ISSUED SEPTEMBER 15, 2009

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     XM Canada reaches royalty agreement with key players

     <<
     Company commits to payment schedule with SOCAN, NRCC and CSI; litigation settled
     >>

     TORONTO, Sept. 15 /CNW/ - XM Canada (TSX:XSR), the country's leading satellite radio company, today announced it has reached an agreement on its copyright royalty payments, including payment of all arrears owing under the retroactive tariff and on-going monthly payments under the existing tariff.
     "XM is pleased to have reached this agreement regarding our royalty obligations," said Michael Moskowitz, President and Chief Executive Officer of
XM Canada. "We recognize the important role these organizations play in supporting Canadian artists and this agreement allows us to balance the retroactive amount owed with the ongoing investment required to continue building on our own success."
     The settlement with the Society of Composers, Authors and Music
Publishers of Canada (SOCAN), the Neighbouring Rights Collective of Canada
(NRCC) and CSI, a joint venture of the Canadian Musical Reproduction Rights
Agency Ltd. (CMRRA) and Montreal-based Society for Reproduction Rights of
Authors, Composers and Publishers in Canada (SODRAC) resolves the existing litigation between the parties.

     About Canadian Satellite Radio Holdings Inc.

     Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original
Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free seven-day trial of XM
Radio Online is available at http://www.xmradio.ca/freetrial/. Visit
www.xmradio.ca for programming and subscription information.
     XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own close to 60 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.
     XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS
Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights and is available in select Avis
Budget Group rental vehicles.
     To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/

     %SEDAR: 00022901E          %CIK: 0001354901

     /For further information: Cohn & Wolfe, Lorena Cordoba, Nell Crichton,
(416) 924-5700 Ext. 4089, 4085, lorena.cordoba(at)cohnwolfe.ca,
nell.crichton(at)cohnwolfe.ca/
     (XSR.)

CO:  XM Canada; Canadian Satellite Radio Holdings Inc.

CNW 20:06e 15-SEP-09